Exhibit 99.1
FreeSeas Announces New Charters for Three of its Handysize Vessels
Piraeus, Greece, August 17, 2009 — FreeSeas Inc. (NasdaqGM: FREE, FREEW, FREEZ) (“FreeSeas’’ or the “Company’’), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of seven Handysize vessels and two Handymax vessels, announced today new charters for three of its vessels, the Free Envoy, the Free Hero, and the Free Impala.
The M/V Free Envoy, a 1984-built, 26,318 dwt Handysize vessel, has been delivered to her charterers at a daily rate of $7,900 for a spot time charter trip of 40-50 days.
The M/V Free Hero, a 1995-built, 24,318 dwt Handysize vessel, has been delivered to her charterers for a spot time charter trip of approximately 25-30 days at a rate of $13,000 per day.
The M/V Free Impala, a 1997-built, 24,111 dwt Handysize vessel, has been delivered to her charterers at a daily rate of $8,750 for a spot time charter trip of 25-40 days.
Fleet Employment Data

Vessel Name	Dwt	Type	Built	Employment as of August 2009
Free Destiny	25,240	Handysize	1982	Repositioning
Free Envoy	26,318	Handysize	1984	40-50 day spot time charter trip at $7,900 per day through September 2009
Free Goddess	22,051	Handysize	1995
Balance of time charter at $8,000 per day through September 2009 (+50% profit sharing above $10,000); increases to $10,500 per day on September 15, 2009 through January/February 2010 (+50% profit sharing above $12,500 per day)

Free Hero	24,318	Handysize	1995	25-30 day spot time charter trip at $13,000 per day through September 2009
Free Impala	24,111	Handysize	1997	25-40 day spot time charter trip at $8,750 per day through September 2009
Free Jupiter	47,777	Handymax	2002	Balance of time charter at $28,000 per day through March 2010 and $24,000 per day through March 2011
Free Knight	24,111	Handysize	1998	45-65 day spot time charter trip at $7,600 per day through September 2009
Free Lady	50,246	Handymax	2003	Balance of time charter at $51,150 per day through May 2010
Free Maverick	23,994	Handysize	1998	45-50 day spot time charter trip at $8,650 per day through August 2009
TOTAL	268,166

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

FreeSeas Inc.Page 2
August 17, 2009
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as ``expects,’’ ``intends,’’ ``plans,’’ ``believes,’’ ``anticipates,’’ ``hopes,’’ ``estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact Information:

At the Company
FreeSeas Inc.
Ion Varouxakis, Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
www.freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
Investor Relations
The Equity Group Inc.
Adam Prior, Vice President
212-836-9606
aprior@equityny.com
www.theequitygroup.com